MOXIE

Comparative Financial Statements

Years Ended December 31, 2025 and 2024

Prepared in Accordance with U.S. Generally Accepted Accounting Principles

Prepared for

Management of MOXIE

Prepared by

Torres & Associates CPAs LLC

Certified Public Accountants

Preparation of Financial Statements (Nonattest Service)

MOXIE

MANAGEMENT'S RESPONSIBILITY

Comparative Financial Statements

Management is responsible for the preparation and fair presentation of the accompanying comparative financial statements of MOXIE as of and for the years ended December 31, 2025 and 2024, in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the accuracy and completeness of the accounting records, supporting documentation and financial information provided to Torres & Associates CPAs LLC. Management is also responsible for selecting and applying appropriate accounting principles and policies.

Management is responsible for establishing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

The accompanying financial statements have been prepared using information and representations provided by management. Management has represented that the information supplied is complete and accurate to the best of its knowledge and belief.

Management Acknowledgment

By accepting these financial statements, management acknowledges its responsibility for the preparation and fair presentation of the accompanying financial statements and for the completeness and accuracy of the information provided.

Jason Brigham
_____
Authorized Representative

7/21/26
_____
Date

MOXIE

ACCOUNT ANT'S DISCLOSURE

Preparation of Financial Statements

Torres & Associates CPAs LLC prepared the accompanying comparative financial statements of MOXIE as of and for the years ended December 31, 2025 and 2024 from information provided by management.

The engagement was performed in accordance with the Statements on Standards for Accounting and Review Services (SSARS), AR-C Section 70, Preparation of Financial Statements, issued by the American Institute of Certified Public Accountants (AICPA).

A preparation engagement is a nonattest service in which the accountant assists management in presenting financial information in the form of financial statements.

No audit, review, or compilation engagement was performed. Accordingly, no opinion, conclusion, or any form of assurance is expressed on these financial statements.

The financial statements were prepared solely from information and representations provided by management. We have not verified the accuracy or completeness of that information and are not responsible for detecting fraud, errors, or illegal acts.

These financial statements are intended for users who understand the nature and limitations of a preparation engagement.

Prepared by

Torres & Associates CPAs LLC

Certified Public Accountants

Preparation of Financial Statements (Nonattest Service)

MOXIE

TABLE OF CONTENTS

Comparative Financial Statements

MOXIE

Comparative Balance Sheets

December 31, 2025 and 2024

(Amounts in U.S. Dollars)

	2025	2024
ASSETS		
Current Assets		
Cash	$0.00	$0.00
Total Current Assets	**$0.00**	**$0.00**
Total Assets	**$0.00**	**$0.00**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Due to Founders	$6,407.74	$0.00
Total Current Liabilities	**$6,407.74**	**$0.00**
Stockholders' Equity		
Common Stock	$0.00	$0.00
Additional Paid-in Capital	$0.00	$0.00
Accumulated Deficit	($6,407.74)	$0.00
Total Stockholders' Equity	**($6,407.74)**	**$0.00**
Total Liabilities and Stockholders' Equity	**$0.00**	**$0.00**

The accompanying notes are an integral part of these comparative financial statements.

MOXIE

Comparative Statements of Operations

Years Ended December 31, 2025 and 2024

(Amounts in U.S. Dollars)

	2025	2024
Revenue		
Revenue	$0.00	$0.00
Total Revenue	**$0.00**	**$0.00**
Operating Expenses		
Business Development	$3,400.00	$0.00
Corporate Licensing Fees	$101.00	$0.00
Information Technology	$261.40	$0.00
Legal and Professional Fees	$1,452.34	$0.00
User Interviews	$193.00	$0.00
Video Production	$1,000.00	$0.00
Total Operating Expenses	**$6,407.74**	**$0.00**
Loss from Operations	**($6,407.74)**	**$0.00**
Other Income (Expense)	$0.00	$0.00
Net Loss	**($6,407.74)**	**$0.00**

The accompanying notes are an integral part of these comparative financial statements.


MOXIE

Comparative Statement of Stockholders' Equity

Years Ended December 31, 2025 and 2024

(Amounts in U.S. Dollars)


Description	Common Stock\Additional Paid-in Capital		Accumulated Deficit	Total Equity
Balance, January I, 2024	$0.00	$0.00	$0.00	$0.00
Net Loss			$0.00	$0.00
Balance, December 31, 2024	$0.00	$0.00	$0.00	$0.00
Balance, January 1, 2025	$0.00	$0.00	$0.00	$0.00
Net Loss			($6.407.74)	($6.407.74)
Balance, December 31, 2025	$0.00	$0.00	($6,407.74)	($6.407.74)

The accompanying notes are an in1egral part of these comparative financial statements.

MOXIE

Comparative Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(Amounts in U.S. Dollars)

	2025	2024
Cash Flows from Operating Activities		
Net Loss	($6,407.74)	$0.00
Adjustment to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Increase in Due to Founders	$6,407.74	$0.00
Net Cash Provided by Operating Activities	**$0.00**	**$0.00**
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	**$0.00**	**$0.00**
Cash Flows from Financing Activities		
Net Cash Provided by Financing Activities	**$0.00**	**$0.00**
Net Increase (Decrease) in Cash	**$0.00**	**$0.00**
Cash, Beginning of Year	$0.00	$0.00
Cash, End of Year	**$0.00**	**$0.00**

Supplemental Disclosure of Noncash Financing Activity

During the year ended December 31, 2025, the Company's founders paid $6,407.74 of operating expenses directly on behalf of the Company. These expenditures were recorded as Due to Founders and did not involve the receipt or disbursement of cash by the Company.

The accompanying notes are integral part of these comparative financial statements.

MOXIE

Notes to Comparative Financial Statements

December 31, 2025 and 2024

(Amounts in U.S. Dollars)

Note 1 - Organization

MOXIE is a Delaware corporation formed to develop educational technology products designed to help parent's foster children's social-emotional development.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company uses the accrual basis of accounting. Comparative information for 2024 is presented for consistency. No revenue was earned during either year.

Note 3 - Related Party Transactions

During 2025, the founders paid operating expenses directly on behalf of the Company totaling $6,407.74. These amounts were recorded as a liability because repayment is expected.

Note 4 - Due to Founders

At December 31, 2025, the Company owed its founders $6,407.74 for operating expenses paid on behalf of the Company. No balance existed at December 31, 2024.

Note 5 - Commitments and Contingencies

Management is not aware of any material commitments or contingencies requiring disclosure as of December 31, 2025.

Note 6 - Going Concern

The Company has incurred operating losses since inception and has not yet generated revenue. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management intends to finance future operations through founder support, additional capital contributions, or future operating revenues. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Note 7 - Stockholders' Equity

The Company's common stock has a par value of $0.01 per share. As of December 31, 2025 and 2024, no shares of common stock had been issued or were outstanding. No authorized share amount is presented because the supporting corporate documentation reviewed did not establish that amount.

Note 8 - Income Taxes

No current income tax provision was recorded because the Company incurred an operating loss. Deferred tax assets, if any, have not been recognized in these financial statements.

Note 9 - Subsequent Events

Management evaluated subsequent events through the date the financial statements were available to be issued and determined that no material events requiring adjustment or disclosure occurred.

Note 10 - Comparative Financial Statements

The accompanying financial statements present comparative information for the years ended December 31, 2025 and 2024. The 2024 comparative amounts reflect no operating activity.

MOXIE

Glossary

Comparative Financial Statements

Accrual Basis of Accounting

Records revenues when earned and expenses when incurred, regardless of when cash is received or paid.

Accumulated Deficit

The cumulative net losses of the Company since inception.

Assets

Resources owned or controlled by the Company that are expected to provide future economic benefits.

Comparative Financial Statements

Financial statements presenting more than one reporting period for comparison.

Due to Founders

Amounts owed by the Company to its founders for expenses paid on the Company's behalf.

Equity

The residual interest in the assets of the Company after deducting liabilities.

GAAP

Generally accepted accounting principles in the United States, the accounting framework used to prepare these financial statements.

Going Concern

The assumption that an entity will continue operating for the foreseeable future.

Liabilities

Present obligations of the Company arising from past transactions or events.

Net Loss

The excess of total expenses over total revenues for a reporting period.

Noncash Financing Activity

A financing-related transaction that does not involve the receipt or payment of cash.

Preparation Engagement

A nonattest service performed under SSARS AR-C Section 70 in which an accountant prepares financial statements without providing assurance.

Related Party Transaction

A transaction between the Company and a party with a close relationship to it, such as a founder.

Statement of Cash Flows

A financial statement reporting cash receipts, cash payments, and changes in cash during the reporting period.

Stockholders' Equity

The ownership interest in the Company represented by contributed capital and retained earnings or accumulated deficit.

MOXIE

Prepared By

Comparative Financial Statements

Years Ended December 31, 2025 and 2024

These comparative financial statements have been prepared by Torres & Associates CPAs LLC from information provided by management. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America under a Preparation of Financial Statements engagement performed in accordance with SSARS AR-C Section 70.

The engagement was limited to preparing the accompanying financial statements. No audit, review, compilation, or other assurance engagement was performed, and no opinion, conclusion, or assurance is expressed.

Prepared by

Torres & Associates CPAs LLC

Certified Public Accountants

Preparation of Financial Statements (Nonattest Service)